United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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Table of Contents:

Press Release	3
Signature Page	6

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE SPECIAL MEETING OF
CLASS “A” PREFERRED SHAREHOLDERS OF VALE S.A,
HELD ON OCTOBER 18, 2017.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF)  33.592.510/0001-54

Board of Trade Registration (NIRE)  33.300.019.766

01 – PLACE, DATE AND TIME:

At the offices of Vale S.A. (“Vale” or the “Company”), located at Avenida das Américas, 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, Rio de Janeiro, on October 18, 2017, at 5:00 p.m.

02 - PANEL:

Chairman:                         Mr. Arthur Prado Silva, appointed pursuant Article 9, §1 of the By-Laws

Secretary:                              Mr. Clovis Torres, Executive Officer and General Counsel of Vale.

03 – ATTENDANCE AND QUORUM:

Shareholders representing 51.7% of the class “A” preferred shares, correspondent to 3.04% of the shares issued by the Company (the “Shareholders”), as evidenced by the signatures included in the Shareholders’ Attendance Book and the information contained in the analytical charts prepared by the registrar and by the Company itself, pursuant to article 21-W, items I and II, of CVM Instruction 481/2009, thereby confirming the required quorum for the Special Shareholders’ Meeting for holders of class “A” preferred shares to be held, pursuant to the terms of art. 136 of Law No. 6.404/76 (the “Meeting”).

04 - CALL:

The Special Shareholders’ Meeting for holders of class “A” shares (the “Special Meeting”) was duly convened through the publication of the Call Notice in the Official Gazette of the State of Rio de Janeiro on September 18, 19 and 20, 2017, pages 5, 9 and 3, and in Valor Econômico (Rio de Janeiro edition) on September 16, 17 and 18 (sole edition), 19 and 20, 2017, pages E3, E2,and E3, in order to deliberate on the following matter on the Agenda:

I.                                        Proposal for conversion of all class “A” preferred shares issued by the Company into common shares at the ratio of 0.9342 common shares to each class “A” preferred share.

All of the documentation required by Law No. 6.404/1976 and by the norms of the Comissão de Valores Mobiliários (“CVM”) regarding the items in the agenda has been made available to the Company’s shareholders on the Company’s investor relations website and through the CVM’s IPE system at the time of the publication of the Notice of Meeting.

05 – READING OF DOCUMENTATION:

Following CVM Instruction 481/2009, the Meeting Secretary proceeded to read the consolidated synthetic voting map disclosed yesterday to the market, as requested by the Chairman. After the reading, said document was made available for shareholders to review.

Also made available the documentation regarding the matters to be discussed in the Meeting, specifically including (i) publications of the Notice of Meeting; and (ii) the Participation Manual containing information regarding the Special Meeting, including the Absentee Voting Proxy and the Information required by Articles 17 and 20 of CVM Instruction 481/2009.

The reading of these documents was unanimously dismissed by the shareholders in attendance, as they were already known by all. A total of 2.709.691 votes in favor, zero votes against and 30.159.033abstentions were counted.

06 - RESOLUTIONS:

After discussion, the following decision was taken by the voting shareholders of class “A” preferred shares in attendance:

6.1.                            The qualified majority, representing more than half of the class “A” preferred shares, approved, for the purposes provided for on §1 of Art. 136 of Law No. 6.404/76, the conversion of class “A” preferred shares issued by Vale into common shares at the ratio of 0.9342 common shares, to each class “A” preferred share, the same ratio applied on the voluntary conversion of class “A” preferred shares into common shares implemented on August 2017.

A total of 158.111.060 votes in favor, 25.144 votes against and 667.328 abstentions were counted, among which was the written protests received by the panel.

07 – CLOSING:

After drafting and approval, the Minutes were signed by the attending shareholders.

Rio de Janeiro, October 18, 2017.

Final Summary Statement

Resolution		Approve	Reject	Abstain
I. 1. Conversion of all class “A” preferred shares issued by Vale into common shares in the ratio of 0.9342 common shares for each class “A” preferred share	PN	158,111,060	25,144	667,328

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 18, 2017		Director of Investor Relations